J. STEVEN PATTERSON
202.887.4152/fax: 202.887.4288
spatterson@akingump.com
March 13, 2006
Max A. Webb
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 3561

Re:	Tim Hortons Inc. Amendment No. 5 to Registration Statement on Form S-1 File Number 333-130035
Dear Mr. Webb:
     On behalf of Tim Hortons Inc., a Delaware corporation (the “Registrant”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, Pre-Effective Amendment No. 5 (“Amendment No. 5”) to the Registrant’s registration statement filed on Form S-1, File Number 333-130035, filed December 1, 2005. In addition, we will provide marked copies showing changes from the Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the registration statement for your convenience, as Pre-Effective Amendment No. 4 included only additional exhibits.
     We are providing the following responses to the comment letter dated March 9, 2006, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 3. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference. All page numbers in our responses refer to Amendment No. 5, and, unless otherwise stated, references in the following responses and in the prospectus to “dollars” and “$” are to Canadian dollars.
1111 Louisiana Street, 44th Floor / Houston, Texas 77002-5200 / 713.220.5800 / fax: 713.236.0822 / akingump.com

Securities and Exchange Commission
March 13, 2006

Risk Factors, page 11
Our ability to operate our business effectively. . . transitional services. . . , page 22
1.	So that investors may realize the magnitude of the risk, state the termination dates for material services in the shared services agreement.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 22 provides as follows:

“The services under the shared services agreement, other than insurance services and information technology services, will be provided until the earlier of the spin-off or until December 31, 2008. Wendy’s has agreed to provide insurance services until at least December 31, 2006 and information technology services beyond the date of the spin-off, terminable thereafter on twelve months notice.”
Dilution, page 35
2.	Quantify here the dilution to new investors if the underwriters fully exercise their over-allotment option, or include a cross-reference here to the disclosure on page 27 in the risk factors section.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 34 quantifies, consistent with the disclosure on page 27 in the risk factors section, the dilution to new investors if the underwriters fully exercise their over-allotment option.
Unaudited Pro Forma Consolidated Financial Information
Unaudited Pro Forma Consolidated Balance Sheet, page 40
3.	Reference is made to the column “Offering and Repayment” and your pro forma adjustments for common stock and capital in excess of stated value in the amounts of $34 and $594,457, respectively. We do not believe that footnote (2) provides adequate disclosure related to the nature of the adjustments or the methods and assumptions that were used to determine the amounts of the pro forma adjustments. Please revise footnote (2) to include these disclosures.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure expands footnote (2) to the Unaudited Pro Forma Consolidated Balance Sheet to reflect the Registrant’s revised estimated issuance costs and to more fully disclose the nature of the adjustments and the methods and assumptions

Securities and Exchange Commission
March 13, 2006

used to determine the amounts of the pro forma adjustments. Footnote (2)(*1) has been added to outline the par value of the common stock of US$0.001, giving rise to the pro forma adjustments for common stock and capital in excess of stated value in the amounts of $34 and $595,745, respectively. The revised disclosure on page 43 provides as follows:

“Of the $595.8 million net adjustment to common stock, $34,000 relates to common stock at its stated par value with the remaining $595.7 million being common stock in excess of par value.”
Notes to the Unaudited Pro Forma Consolidated Financial Information
Statements of Operations, page 41
4.	Refer to footnote l(a). Please disclose how the amount of this adjustment was calculated or determined.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 41 in the footnote (1)(a) provides as follows:

“Reflects annual administration expenses of $29,000 for the term debt and $30,000 for the Canadian and U.S. revolving credit facilities we will incur in accordance with the terms of our credit facilities.”

5.	Refer to footnote 1(b). We note from your disclosure that several components comprise the pro forma adjustment to interest expense. In this regard, please provide for each component the assumptions used in determining the amount. Your disclosure for each component should include the interest rate, principal amount of the debt obligation, and the period used in your calculation. Also, we note from your disclosure that the variable interest used in your calculation is the interest rate in effect at February 23, 2006. Please note that all pro forma adjustments related to the statements of operations should be computed assuming the transaction was consummated at the beginning of the fiscal year (i.e. January 1, 2006) as required by Rule 11-02(b)(6) of Regulation S-X. As such, it appears that you have used an inappropriate assumption in calculating your pro forma interest expense adjustment. Please revise.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure in footnote (1)(b) includes the details of the interest calculations, including interest rate, principal amount of the debt obligation, and the period used in the calculation. The revised disclosure on page 41 provides as follows:

Securities and Exchange Commission
March 13, 2006

“(b) Represents the following change in annual interest expense:

Term loan facility as adjusted for an interest rate swap	$14.3
Bridge loan facility	9.2
Amortization of deferred financing costs	0.5
Annual commitment fees on undrawn revolver facilities	0.5

Net adjustment	$24.5

The term loan ($300.0 million) and bridge loan ($200.0 million) facilities bear variable interest rates. A portion of the term loan ($100.0 million) was converted to bear a fixed interest rate (estimated at 5.110% per annum) as a result of an interest rate swap. For the portion of loan facilities that bear a variable interest rate, the interest rate in effect at February 23, 2006 of 4.615% per annum was used to compute the pro forma adjustments to interest expense. Each one-eighth point change in the assumed interest rates would result in a $0.5 million change in interest expense.

Deferred financing costs are amortized over the term of the facility to which the costs relate. We will incur $1.4 million and $0.2 million of financing costs related to our new credit facilities (term debt and revolving credit facilities) and our bridge loan facility, respectively. These costs will be deferred and amortized over the term of the related debt being 5 years for the credit facilities and 14 months for the bridge loan facility.

The annual commitment fees on the revolver facilities are based on a rate of 0.15% of the anticipated undrawn portion. We have assumed 100% of the revolver facilities to be undrawn.”

The Registrant respectfully submits that it has used the interest rate in effect at February 23, 2006 to calculate the pro forma adjustments relating to its variable rate debt as this is a current interest rate. Topic Three II.H.1 of the SEC Training Manual provides that pro forma presentations reflecting debt financing should generally be based on either the current interest rate or the interest rate for which the registrant has a commitment. The Registrant believes that by basing our calculation of pro forma interest expense on current interest rates, the Unaudited Pro Forma Consolidated Statement of Operations will reflect the future interest expense more accurately.

6.	Refer to footnotes 1(c) and 1(d) and footnotes 2(a) and 2(b). Please disclose in further detail the significant assumptions used in determining your pro forma adjustments. Also, please explain in footnote 1(d) why a statutory tax rate of 35% has been used in determining the pro forma adjustment if historically the effective tax rate has been less than 34%.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on pages 41 and 42 in footnotes (1)(c) and (1)(d) and footnotes (2)(a) and (2)(b)

Securities and Exchange Commission
March 13, 2006

discloses the significant assumptions used in determining the pro forma adjustments and provides as follows:

“1(c) Reflects the reduction of Affiliated interest expense, net, as a result of the $497.0 million (US$427.4 million) partial repayment of US$960 million note payable (which bears interest at 3% per annum and was assumed to be outstanding from the period September 27, 2005 to January 1, 2006) to Wendy’s using the borrowings under our new credit facilities. Affiliate interest, net, includes interest relating to notes payable to Wendy’s, in addition to the US$960.0 million note, that were outstanding for a portion of 2005 and not part of the pro forma adjustments arising from this offering.

(d) Statutory tax rate of 35% has been applied to the pro forma adjustment.

(2) Reflects the completion of this offering and the application of net proceeds from this offering to the repayment of the remainder of the principal on the US$960.0 million note of $619.3 million (US$532.6 million) and accrued interest.

(a) Represents the reduction of Affiliated interest expense, net, as a result of the repayment of the remaining balance of $619.3 million (US$532.6 million) from the US$960 million note payable to Wendy’s. An interest rate of 3% was used and the note was assumed to be outstanding from the period September 27, 2005 to January 1, 2006. The proceeds from this offering were used to repay this note. (See 1(c) above.)

(b) Statutory tax rate of 35% has been applied to the pro forma adjustment.”

The Registrant respectfully submits that it followed the guidance in Regulation S-X, Article 11, Rule 11-02 (b)(8) 7 which states that “[t]ax effects, if any, of pro forma adjustments normally should be calculated at the statutory rate in effect during the period for which pro forma condensed income statements are presented.” The Registrant believes that the statutory tax rate used for purposes of the pro formas will approximate the Registrant’s anticipated effective tax rate for fiscal 2006 as a result of the change in capital structure following its separation from Wendy’s and the $500 million in indebtedness incurred under the new credit facilities.

7.	Please explain why $5,292 of affiliated interest expense continues to be reflected in the pro forma statement of operations for the year ended January 1, 2006, if this pro forma statement of operations has been prepared assuming the note payable to Wendy’s of $960 million and related accrued interest, was repaid at the beginning of the period. Please advise or revise as appropriate.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 41 in footnote (1)(c) relating to affiliate interest provides as follows:

Securities and Exchange Commission
March 13, 2006

“Affiliate interest, net, includes interest relating to notes payable to Wendy’s, in addition to the US$960.0 million note, that were outstanding for a portion of 2005 and not part of the pro forma adjustments arising from this offering.”
Balance Sheet, page 42
8.	Refer to footnote 1. We note that the amount used for the payment of accrued interest of $14.8 million as described in footnote (1) does not agree to the amount of the adjustment to the amounts payable to Wendy’s in your pro forma balance sheet of $8.8 million. Please reconcile and revise these disclosures. Please note that pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required (i.e. as of January 1, 2006). See Article 11-02(b)(6) of Regulation S-X.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 42 in the footnote to the pro forma balance sheet provides as follows:

“(*1) In March 2006, we paid a portion of the US$960.0 million note payable to Wendy’s including all accrued interest. Accrued interest of $8.8 million (US$7.6 million) represents interest on the US$960.0 million note payable to Wendy’s, at 3% interest rate per annum, for the period from September 27, 2005 through January 1, 2006. Interest of $6.2 million for the period from January 2, 2006 through March 7, 2006 will be paid from available cash and has not been included in these pro forma adjustments.”

9.	Revise to provide footnote disclosure explaining the nature of the $(6,249) adjustment made to retained earnings and the $243 adjustment made to cumulative translation adjustments and other in connection with the Debt Incurrence and Repayment activities. Also, disclose the significant assumptions used to determine these balance sheet adjustments.

The Registrant has revised its pro forma adjustments in response to the Staff’s comment by removing the adjustments to retained earnings and cumulative translation adjustments.

Securities and Exchange Commission
March 13, 2006

10.	Refer to sub footnote (*1) to the “Deferred financing costs” heading in footnote (1) to your Balance Sheet. Please note that this sub footnote (*1) does not appear to have any relevance to deferred financing costs. It appears this footnote should be replaced with the information included in footnote (3) on page 43. Please revise.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 42 includes a new sub footnote (*2) for the “Deferred financing costs” heading in footnote (1). In addition, the Registrant has moved the footnote referenced in this comment 10 from page 43 to page 42.

11.	Refer to footnote 2. Revise to disclose the assumptions (i.e. offering price and number of shares) used to determine the amount of the “Proceeds from the offering” of $680.0 million. Also we note from your disclosure in sub footnote (*1) that the accrued interest adjustment of $1.9 represents interest to be accrued between March 7, 2006 and April 12, 2006. Please note that all pro forma adjustments to the pro forma balance sheet should be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required (i.e. as of January 1, 2006), as required by Article 11-02(b)(6) of Regulation S-X. Please revise to eliminate this adjustment.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure includes the offering price and the number of shares being issued on page 43 in footnote (2)(*1) and provides as follows:

“The gross proceeds of the offering is based on the issuance of 29,000,000 shares priced at $22.00, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus.”

The Registrant has revised the pro forma adjustments to only include adjustments assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required (i.e. as of January 1, 2006), consistent with the Staff’s comment.

Securities and Exchange Commission
March 13, 2006

12.	Refer to footnote 2 — reference is made to your sub footnote (*2). Please revise your disclosure to include a description regarding the nature of the $8.3 million expense and your rationale for concluding that these amounts represent a noncapitalizable expense.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 43 in footnote (2)(*2) describes the nature of the costs that will be expensed in connection with this offering of $3.9 million. These expenses have not been reflected in the pro forma adjustments but have been disclosed due to their nature and connection to this offering.

“Additionally, other offering related costs of $3.9 million are expected to be incurred during 2006 but are not expected to be capitalized into the net proceeds of this offering. These costs include accounting and legal costs associated with the carve out audit and other costs which are not eligible to be capitalized.”

13.	Please revise to explain the nature of the adjustments to retained earnings of $(10,259) and cumulative translation adjustments and other of $76 in connection with the Offering and Repayment activities. Also, disclose the significant assumptions used to determine the amounts of these adjustments.

The Registrant has revised the pro forma adjustments to exclude adjustments to retained earnings and cumulative translation adjustments.
Management’s Discussion and Analysis, page 44
General
14.	Revise MD&A to include a discussion of the significant terms of the shared services agreement that the company has entered into with Wendy’s, and disclose the amount of expense that the company expects to incur on an annual basis under the terms of this agreement. Also disclose the minimum expected amount of variable rate billings. In addition, so that investors will have a sense of how your shared services payment obligations to Wendy’s may impact your liquidity and financial condition, disclose from what source you believe you will make the payments to

Securities and Exchange Commission
March 13, 2006

Wendy’s, and discuss to what extent your payment of these amounts will affect your ability to build your own infrastructure so that you are able to obtain the same services from internal sources.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on pages 45 and 46 in the section labeled “Our Relationship with Wendy’s” provides as follows:

“Because we have been a wholly-owned subsidiary of Wendy’s for many years, we and Wendy’s have historically shared many internal administrative resources. The shared services agreement is designed to help us and Wendy’s transition to being two separate public companies, each with its own administrative resources. Under the shared services agreement, Wendy’s will provide us services relating to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, other services and employee benefits and incentives. Wendy’s has agreed to provide us certain services at an approximate annual fixed price of US$10.2 million and will also bill us certain amounts on a variable rate basis estimated to be at least approximately US$4.0 million annually. Also, under the shared services agreement, we will provide Wendy’s services for real estate owned by us and occupied by Wendy’s, tax and construction services in Canada and other services at an approximate fixed amount of $0.3 million annually. These services and billings may be modified quarterly by mutual agreement between Wendy’s and us and are not expected to affect our ability to build our own infrastructure and provide the same services from internal sources. We and Wendy’s will perform these services in the manner and at the level of service substantially similar to that immediately prior to the date of the shared services agreement and the use of such services generally will not be substantially greater than the level of use required immediately prior to the completion of this offering.

The services under the shared services agreement, other than insurance services and information technology services, will be provided until the earlier of the spin-off or until December 31, 2008. Wendy’s has agreed to provide insurance services until at least December 31, 2006 and information technology services beyond the date of the spin-off, terminable thereafter on twelve months notice. Other than insurance or information technology services, either we or Wendy’s may terminate the provision of any service under the shared services agreement on 30 days notice if the service becomes commercially impracticable for the party providing the service. Also, either party may terminate any individual service to be provided if the other party fails to provide that service for 30 days after receiving a notice from the terminating party of its failure to perform. Neither we nor Wendy’s will be liable under the shared services agreement for

Securities and Exchange Commission
March 13, 2006

damages associated with services provided, or failure to provide services, under that agreement except where (i) the applicable party is grossly negligent or engages in willful misconduct and (ii) the damaged party is disproportionately harmed relative to the other party.”

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 64 in the section labeled “Liquidity and Capital Resources” provides as follows:

“Under the shared services agreement we will enter into with Wendy’s (see “Our Relationship with Wendy’s”), Wendy’s has agreed to provide us certain services at an approximate annual fixed price of US$10.2 million and will also bill us certain amounts on a variable rate basis estimated to be at least approximately US$4.0 million annually. Also under the shared services agreement, we will bill Wendy’s approximately $0.3 million on an annual basis for fixed price services that we will provide to Wendy’s. These services and billings may be modified quarterly by mutual agreement between Wendy’s and us and are not expected to affect our ability to build our own infrastructure and provide the same services from internal sources. We believe we will be able to adequately fund payments to Wendy’s under the shared services agreement from our operating cash flows.”
Liquidity and Capital Resources, page 62
15.	Please expand your summary of the credit facilities to include the specific financial covenants, including quantification of the specific ratios with which you must comply, so that investors will have a sense of the degree to which they limit your ability to incur additional debt and the extent to which the current facilities will be available financing to you in the near term. Also qualify your statement at the bottom page 62 that “[you] believe [you] could borrow additional funds” in light of these limitations.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 65 provides as follows:

“The maximum debt coverage ratio must not exceed 3.50 prior to the initial public offering and 2.50 after the offering and is computed as consolidated total debt divided by net income before interest, taxes, depreciation and amortization, and net of extraordinary non-cash losses and gains incurred outside the ordinary course of business. Consolidated total debt (the numerator) primarily includes all liabilities for borrowed

Securities and Exchange Commission
March 13, 2006

money, capital lease obligations, letters of credit (whether or not related to borrowed money), the net marked-to-market liability under swap agreements and guarantee liabilities.

The minimum fixed charge coverage ratio must be no less than 2.25 prior to the initial public offering and 2.75 after the offering and is computed as net income before interest, taxes, depreciation and amortization, rent expense, and net of extraordinary non-cash losses and gains incurred outside the ordinary course of business, collectively as the numerator, divided by consolidated fixed charges. Consolidated fixed charges includes interest, rent expense, cash dividends paid by Tim Hortons Inc. before the initial public offering, and principal payments made under the US$960 million note to Wendy’s after March 3, 2006, less share issuance proceeds and proceeds of additional subordinated debt, to the extent the foregoing are used to repay principal under the US$960 million note to Wendy’s.”

In addition, the revised disclosure at the bottom of pages 63 and 64 after the sentence “If additional funds are needed for strategic initiatives or other corporate purposes, we believe we could borrow additional funds while maintaining a strong capital structure” provides as follows:

“Such additional borrowings may result in an increase in our borrowing costs. However, if such additional borrowings were significant, they could result in a weaker capital structure and it might be possible that we would not be able to borrow on acceptable terms.”
Contractual Obligations, page 66
16.	Based on your disclosure within your financial statements, it appears that your contractual obligations table as of January 1, 2006 has not been updated to reflect the January 1, 2006 contractual amounts for long-term debt, capital leases, operating leases or purchase obligations. Please revise to disclose the amounts of these obligations at January 1, 2006.

Securities and Exchange Commission
March 13, 2006

The Registrant has revised the contractual obligations table on page 68 to reflect contractual obligations as of January 1, 2006.
Management, page 91
17.	Schedule I of the shared services agreement states that you will pay Wendy’s Chief Executive Officer and Chief Financial Officer $210,000 per month for their services. Please disclose this information in your discussion of your compensation to them as Tim Hortons’ management, and generally describe the executive services they will provide if those services are being provided in addition to their Tim Hortons’ positions listed on page 91.

During the term of the shared services agreement — while over 80% of the Registrant is owned by Wendy’s — Wendy’s Chief Executive Officer and Chief Financial Officer will spend a portion of their time attending to matters relating to the Registrant. Accordingly, pursuant to schedule I of the shared services agreement, the Registrant will pay to Wendy’s (not to those executives) $210,000 per month to cover a portion of Wendy’s costs related to those executives’ salaries.

Securities and Exchange Commission
March 13, 2006

Wendy’s Chief Executive Officer and Chief Financial Officer will receive compensation from Wendy’s, in accordance with compensation decisions made by its Compensation Committee and Board of Directors. Neither of those officers will receive additional compensation from Wendy’s as a result of schedule I of the shared services agreement, and neither of those officers will receive compensation from the Registrant, whether for their services as officers or directors of the Registrant.

Accordingly, the Registrant believes that the disclosure relating to compensation of those executives is complete and believes that further disclosure is unnecessary.

18.	We note your disclosure regarding the executive annual performance plan and that your Chief Executive Officer selects participants among the officers, after discussion with the board or its committee, and “will determine the award opportunities for each participant.” Please describe how awards to your Chief Executive Officer will be determined under the executive annual performance plan.

The Registrant has revised its executive annual performance plan to more clearly define how awards to its Chief Executive Officer will be determined. The revised plan has been filed as an exhibit to Amendment No. 5, and the description of award determinations for the Chief Executive Officer has been revised on page 108.
Consolidated Financial Statements
Consolidated Statements of Operations
19.	We note that you have presented “pro forma earnings per share” for the most recent fiscal year in response to our prior comment number 24. However, we do not believe your computation, which includes only the number of shares to be issued in the public offering, complies with our prior comment or with the guidance outlined in SAB Topic 1:B:3. As the dividends paid to Wendy’s during the past year, including the promissory note for $1,115,904 distributed to Wendy’s in September 2005, and the notes and accounts receivable distributed to Wendy’s in the fourth quarter of 2005 of $332,736, significantly exceed your fiscal 2005 net earnings of $191,091, your “pro forma earnings per share” computation should be revised to include the incremental number of shares, when sold at the expected offering price, would be required to fund the capital withdrawn in excess of your net earnings for the period. The number of shares used in this computation will exceed those expected to be issued in the offering. Please revise your pro forma earnings per share computation to comply with the guidance outlined in SAB Topic 1:B:3.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised presentation of the pro forma earnings per share for the fiscal year 2005 includes 44,444,136 shares rather than 29,000,000 shares. The 44,444,136 shares were computed based on the $1.1 billion note distributed to Wendy’s in 2005 and an additional $52.958 million distributed in-kind to Wendy’s for the net settlement of intercompany balances. The Registrant respectfully submits that using the $52.958 million amount is more appropriate to include in the pro forma earnings per share computation than the $332.7 million amount because the intercompany balances were settled on a net basis. Accordingly, on page F-3, pro forma EPS has been revised to be $0.93 and pro forma shares outstanding has been revised to be 204,397,113.

The 44,444,136 shares were computed by dividing the amount of 2005 distributions in excess of 2005 net income (see below) by the $22.00 mid-point of the estimated offering price range.

		(000’s)
2005	Note distributed	$1,115,904
2005	Net distribution in-kind	52,958
Less:	2005 Net income	(191,091)

	Excess distribution	$977,771

The Registrant has also updated its unaudited Pro Forma Net Income per Share of Common Stock disclosure in response to the Staff’s comment. The revised disclosure on page F-15 in Note 1 provides as follows:

“In 2005, the Company distributed a U.S. dollar denominated note to Wendy’s in the amount of $1,115.9 million (US$960 million). Additionally, in 2005, certain intercompany balances with Wendy’s were settled net, by way of a $52.9 million distribution in-kind to Wendy’s. Because these distributions exceed 2005 net income, 44.4 million shares were added to the outstanding shares to compute the unaudited pro forma basic and fully dilutive earnings per share of common stock. These 44.4 million shares represent the incremental number of shares, at the expected offering price, that would be required to fund the capital withdrawn in fiscal 2005 in excess of fiscal 2005 net income.”

Securities and Exchange Commission
March 13, 2006

Note 14. Related Party, page F-34
20.	We note from your disclosure that in 2005 Wendy’s settled approximately $210.0 million in notes payable to the company in Wendy’s shares. In this regard, please tell us where you have recorded the Wendy’s share on your balance sheet. Also, please explain how the shares were valued and whether there was any gain or loss associated with this transaction. We may have additional comment, after receipt of your response.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page F-34 changes the year to 2003 from 2005. The settlement of these notes is consistent with that described on pages F-25 and F-26 in Note 7 and the appropriate reference to Note 7 has been added. As a result, the Registrant has revised its disclosure on page F-34 in Note 14 to provide as follows:

“In 2003, Wendy’s settled approximately $210.0 million in notes payable to the Company in Wendy’s shares (see also Note 7 to the Consolidated Financial Statements).”
Legality Opinion
21.	Since you also are registering the sale of preferred stock purchase rights, please also include counsel’s opinion as to whether the rights are binding obligations of the company. See Item 601(b)(10) of Regulation S-K.

We have revised the legality opinion to include an opinion stating that the preferred stock purchase rights are binding obligations of the Company.

     If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (202) 887-4152 or by facsimile at (202) 955-7614. Thank you for your assistance.

Very truly yours, J. Steven Patterson

Securities and Exchange Commission
March 13, 2006

Enclosures

cc:	Michele M. Anderson, Legal Branch Chief
Cheryl Grant, Staff Attorney
Linda Cverkel, Accountant Branch Chief
Jeffrey Jaramillo, Staff Accountant
Leon M. McCorkle, Jr., Wendy’s International, Inc.
Robert E. Buckholz, Sullivan & Cromwell LLP